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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MATRIA HEALTHCARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

576817209

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No.

1.	Name of Reporting Person: Parker H. Petit		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 822,657*

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 822,657*

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 822,657*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.2%

12.	Type of Reporting Person: IN

2

Item 1(A).	Name of Issuer:

     Matria Healthcare, Inc.

Item 1(B).	Address of Issuer’s Principal Executive Offices:

     1850 Parkway Place, Marietta, GA 30067

Item 2(A).	Name of Person Filing:

     Parker H. Petit

Items 2(B).	Address of Principal Business Office, or, If None, Residence:

     1850 Parkway Place, Marietta, GA 30067

Item 2(C).	Citizenship:

     United States citizen

Item 2(D).	Title of Class of Securities:

     Common Stock

Item 2(E).	CUSIP Number:

     576817209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership.

     (a)      Amount beneficially owned: 822,657*

     (b)      Percent of class: 5.2%

     (c)      Number of shares as to which such person has:

	(i)		(ii)	(iii)		(iv)
	Sole Power to Vote		Shared Power to	Sole Power to		Shared Power to
	or to Direct the		Vote or to Direct	Dispose or to		Dispose or to
	Vote		the Vote	Direct the		Direct the
				Disposition of		Disposition of
Common Stock	822,657	*	—	822,657	*	—

*	Adjusted for 3-for-2 stock split effective February 4, 2005.

Item 5.	Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.	Identification and Classification of Member of the Group.

     Not applicable.

Item 9.	Notice of Dissolution of Group.

     Not applicable.

Item 10.	Certifications.

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

/s/ Parker H. Petit
Parker H. Petit